ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

February 24, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz; Laura Hatch

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A, filed on December 14, 2011

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) via telephone on January 27, 2012, relating to Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A filed on December 14, 2011 regarding the Princeton Credit Income Fund, a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Summary Section - Fees and Expenses of the Fund

Comment #1

Please consider combining the last two sentences of footnote 3 to the Fees and Expenses table.

Response #1

We have revised footnote 3 to the Fees and Expenses table in response to your comment. Please see the revised disclosure below:

Pursuant to an operating expense limitation agreement between Princeton Advisory Group, Inc. (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, Acquired Fund fees and expenses, borrowing costs, taxes and extraordinary expenses) for the Fund do not exceed 1.65%, 2.40%, and 1.40%, of the Fund’s average net assets, for Class A, Class C, and Class I shares, respectively, through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

Summary Section - Principal Investment Strategies

Comment #2

In the “Principal Investment Strategies” section, you disclose that the Advisor will invest in a portfolio composed mainly of corporate senior secured bank loan securities that, at the time of purchase, are typically rated between BBB and B with recovery rates in excess of 70%.

a.

Please discuss the maturity parameters, if any, for the corporate senior secured bank loan securities in which the Fund will invest.

b.

Please explain that such securities are commonly referred to as “junk” and are considered speculative.

c.

Please define “recovery rate” in the prospectus.

Response #2

The “Principal Investment Strategies” section has been revised in response to your comment. Please see the revised disclosure below:

Principal Investment Strategies.  In order to accomplish the Fund’s objectives, the Advisor will invest in a portfolio composed mainly of corporate senior secured bank loans (sometimes referred to as “adjustable rate loans” or “floating rate loans”).  These loans hold a senior position in the capital structure and, at the time of purchase, are typically rated between BBB and B (commonly referred to as “High Yield” or “junk bonds”).  Such loans are considered to be speculative investments. Although the Fund has no restrictions on the maturity of investments, normally the floating rate loans will have remaining maturities of 10 years or less.  Also, these loans have historically had recovery rates of 60% - 70% or more. The “recovery rate” is the amount of an investment recovered through foreclosure or bankruptcy procedures in the event of a default, expressed as a percentage of face value. The Fund will invest primarily in floating rate loans and other floating rate investments, but also may invest in other high-yield securities from time to time based on the manager’s macro and interest rate outlook.

Summary Section - Principal Risks

Comment #3

The first risk disclosed is titled “Credit for Floating Rate Loan Funds.” Please explain if “credit” here refers to “creditworthiness” or some other concept.

Response #3

The risk disclosure has been revised in response to your comment. Please see the revised disclosure below:

Credit Risk for Floating Rate Loan Funds. Credit risk is the risk that the issuer of a security and other instrument will not be able to make principal and interest payments when due.  The value of the Fund’s shares, and the Fund’s ability to pay dividends, is dependent upon the performance of the assets in its portfolio. Prices of the Fund’s investments can fall if the actual or perceived financial health of the borrowers or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons. In severe cases, the borrower or issuer could be late in paying interest or principal, or could fail to pay altogether.  In the event a borrower fails to pay scheduled interest or principal payments on an investment held by the Fund, the Fund will experience a reduction in its income and a decline in the market value of such investment. This will likely reduce the amount of dividends paid by the Fund and likely lead to a decline in the net asset value of the Fund’s shares.

Comment #4

In the description of “High-Yield Securities” risk, please include the ratings of the securities in which the Fund will invest.

Response #4

The risk disclosure has been revised in response to your comment. Please see the revised disclosure below:

High-Yield Securities (Those that are rated BBB or below).  Investments rated below investment-grade (or of similar quality if unrated) are known as “high-yield securities” or “junk bonds.” High-yield securities are subject to greater levels of credit and liquidity risks. High-yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Comment #5

The “Principal Risks” section currently discusses “Leverage” risk. Please explain how the use of leverage fits into the Fund’s investment strategy.

Response #5

While it is currently contemplated that the use of leverage by the Fund will be limited, it is possible that the Fund’s investment strategies may give rise to leverage in the future. Please see the revised disclosure below:

Leverage.  While it is currently contemplated that the use of leverage by the Fund will be limited, certain transactions and investment strategies may give rise to leverage. Such transactions and investment strategies, include, but are not limited to: borrowing and the use of forward-commitment transactions. The use of certain derivatives may also increase leveraging risk. The use of leverage may increase the Fund’s expenses and increase the impact of the Fund’s other risks.

Comment #6

The “Principal Risks” section currently discusses “Other Investment Companies” risk. Please explain how investment in other investment companies fits into the Fund’s investment strategy.

Response #6

The Fund may invest in exchange-traded funds to hedge certain risks within the portfolio (i.e. currency or inflation risks). Please see the revised disclosure below:

Other Investment Companies.  The Fund may invest in exchange-traded funds to hedge certain risks within the portfolio (i.e. currency or inflation risks). The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying an investment company might decrease. Because the Fund may invest in other investment companies, you will pay a proportionate share of the expenses of that other investment company (including management fees, administration fees and custodial fees) in addition to the expenses of the Fund.

Comment #7

Please remove the sentence “An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” unless the Fund will be marketed through a bank.

Response #7

This sentence has been deleted in response to your comment.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #8

Please define the term “recovery rate.”

Response #8

The “Principal Investment Strategies” section has been revised in response to your comment. Please see the revised disclosure below:

Principal Investment Strategies.  In order to accomplish the Fund’s objectives, the Advisor will invest in a portfolio composed mainly of corporate senior secured bank loans (sometimes referred to as “adjustable rate loans” or “floating rate loans”).  These loans hold a senior position in the capital structure and, at the time of purchase, are typically rated between BBB and B (commonly referred to as “High Yield” or “junk bonds”).  Although the Fund has no restrictions on the maturity of investments, normally the floating rate loans will have remaining maturities of 10 years or less.  Also, these loans have historically had recovery rates of 60% - 70% or more. The “recovery rate” is the amount of an investment recovered through foreclosure or bankruptcy procedures in the event of a default, expressed as a percentage of face value. The Fund will invest primarily in floating rate loans and other floating rate investments, but also may invest in other high-yield securities from time to time based on the manager’s macro and interest rate outlook. Floating rate loans offer a coupon that is tied to a variable interest rate such as LIBOR which resets every 90 days or less. Thus, as short-term interest rates rise (or fall) this coupon is adjusted to compensate.

Comment #9

The prospectus states that “[t]he Fund will invest primarily in floating rate loans and other floating rate investments, but also may invest in other high-yield securities from time to time based on the manager’s macro and interest rate outlook.” Please explain how floating rate investments work.

Response #9

Floating rate loans offer a coupon that is tied to a variable interest rate such as LIBOR which resets every 90 days or less.  Please see Response #8 above.

Comment #10

The prospectus states that “[T]he Fund may invest up to 20% of its assets, measured at the time of purchase, in a combination of one or more of the following types of U.S. dollar denominated investments: senior or subordinated fixed rate debt instruments, including notes and bonds, whether secured and unsecured; short-term debt obligations, repurchase agreements, cash and cash equivalents that do not otherwise qualify as Floating Rate Debt; and other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940.” If the Fund is actually expected to invest close to 20% in such instruments, this should be disclosed in the summary.

Response #10

The Fund is expected to invest close to 20% in such investments. Accordingly, this disclosure has been added in the summary section of the prospectus.

Comment #11

The prospectus states that “[g]iven its past experience in senior secured bank loan lending, the Advisor also seeks credible second and third ways out.” Please restate this sentence in plain English.

Response #11

This sentence has been deleted from the prospectus in its entirety.

Principal Risks of Investing in the Fund

Comment #12

The first risk disclosed is titled “Credit for Floating Rate Loan Funds.” Please explain if “credit” here refers to “creditworthiness” or some other concept.

Response #12

Credit risk is the risk that the issuer of a security and other instrument will not be able to make principal and interest payments when due. Please see the revised risk disclosure below:

Credit Risk for Floating Rate Loan Funds.  Credit risk is the risk that the issuer of a security and other instrument will not be able to make principal and interest payments when due. The value of a fund’s shares, and the fund’s ability to pay dividends, is dependent upon the performance of the assets in its portfolio. Prices of a fund’s investments can fall if the actual or perceived financial health of the borrowers on, or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons. In severe cases, the borrower or issuer could be late in paying interest or principal, or could fail to pay altogether.

Comment #13

The “Derivative Investments” risk is overly-broad. Please include descriptions of specific derivatives in which the Fund anticipates investing. Please see the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) for reference.

Response #13

The “Derivative Investments” risk has been revised in response to your comment. Please see the revised disclosure below:

Derivative Instruments.  The Fund may invest in interest rate swaps, futures and forward contracts in order to seek to enhance returns or to attempt to hedge some of its investment risk. These derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of such derivatives may also have a leveraging effect which may increase the volatility of a fund and reduce its returns. Generally, derivatives are sophisticated financial instruments whose performance is derived, at least in part, from the performance of an underlying asset or assets.  The investment of a fund’s assets required to purchase such derivatives may be small relative to the magnitude of exposure assumed by the fund; therefore, the purchase of those derivatives may have an economic leveraging effect on the fund; thus exaggerating any increase or decrease in the net asset value of the fund. Investments in derivatives are generally negotiated over-the-counter with a single counterparty and as a result are subject to credit risks related to the counterparty’s ability to perform its obligations and further that any deterioration in the counterparty’s creditworthiness could adversely affect the value of the derivative. In addition, derivatives and their underlying securities may experience periods of illiquidity which could cause a fund to hold a security it might otherwise sell, or to sell a security it otherwise might hold at inopportune times or for prices that do not reflect current market value. A fund’s adviser might imperfectly judge the direction of the market. For instance, if a derivative is used as a hedge to offset interest rate risk, the hedge might not correlate to interest rate movements and may have unexpected or undesired results such as a loss or a reduction in gains to a fund.

Comment #14

If you do not expect investments in developing or emerging markets to be an important piece of the Fund’s strategy, consider moving the “Foreign Investments/Developing and Emerging Markets” risk to the Statement of Additional Information. Conversely, if you do expect investments in developing or emerging markets to be an important piece of the Fund’s strategy, consider discussing this risk in the summary.

Response #14

Investments in developing or emerging markets are not expected to be an important piece of the Fund’s strategy, and accordingly this disclosure has been removed from the prospectus. It is still disclosed in the Statement of Additional Information.

 Statement of Additional Information

Investment Policies, Strategies and Associated Risks

EQUITY SECURITIES

 Comment #15

If securities are listed in the Statement of Additional Information but not in the prospectus, please confirm that they are not a part of the principal investment strategy of the Fund.

Response #15

We confirm that equity securities will not be a principal strategy of the Fund, although the Fund may receive, from time to time, equity securities as part of a restructuring.

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum